                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

                                   (Mark One)

             [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                   For the fiscal year ended December 31, 2002

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE Act of 1934 [NO FEE REQUIRED]

                 For the transition period from ________________

                   Commission file number SEC File No. 2-91561

                  A: DOVER CORPORATION RETIREMENT SAVINGS PLAN
                            (Full title of the plan)

                  B: DOVER CORPORATION
                       280 Park Avenue
                    New York, New York 10017
                        212/922-1640

           (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

                              REQUIRED INFORMATION
                       (as required by items no. 1 thru 3)

                                      INDEX

                                                                              Page
Report of Independent Accountants                                              1

Financial Statements:

      Statements of Net Assets Available for Benefits as of                    2
             December 31, 2002 and December 31, 2001

      Statements of Changes in Net Assets Available for Benefits               3
             for the years ended December 31, 2002 and December 31, 2001

      Notes to Financial Statements                                            4

Supplemental Schedule *:

      Schedule 1 - Schedule of Assets                                         12
             held for investment purposes as of
             December 31, 2002.

* Other schedules outlined by section 2520.103-10 have been omitted, as they are not required.

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Administrator of

Dover Corporation Retirement Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Dover Corporation Retirement Savings Plan (the "Plan") at December 31, 2002 and 2001, and the changes in net assets available for benefits, for the years ended December 31, 2002 and 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets (Held at End of Year) as of December 31, 2002, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PRICEWATERHOUSECOOPERS LLP

NEW YORK, NEW YORK
June 10, 2003

                                DOVER CORPORATION
                             RETIREMENT SAVINGS PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

<CAPTION
DECEMBER 31,                                  2002                    2001
--------------------------------------------------------------------------------
ASSETS
Investments at Fair Value:
  Dover Corporation Common Stock Fund    $   144,265,385         $   183,863,958
  Mutual Funds                               160,095,093             182,059,337
  Collective Funds                           120,709,857             110,679,466

Participant Loans                             21,427,588              20,741,201
Employee Contributions Receivable              1,116,941               1,250,871
Employer Contributions Receivable              6,837,614               8,946,455
                                         ---------------         ---------------
Net Assets Available
for Benefits                             $   454,452,478         $   507,541,288
                                         ===============         ===============


The accompanying notes are an integral part of the financial statements.

                                DOVER CORPORATION
                             RETIREMENT SAVINGS PLAN
           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31,                            2002             2001
------------------------------------------------------------------
Investment Loss:
   Interest                         $   1,415,449    $   1,959,084
   Dividends                            4,384,531        3,827,552
   Net Depreciation
      in Fair Value of Investments    (79,360,760)     (49,254,470)
                                    -------------    -------------
                                      (73,560,780)     (43,467,834)
                                    -------------    -------------

Contributions:
   Employee                            30,358,734       41,748,031
   Employer                            13,878,089       19,595,259
                                    -------------    -------------
                                       44,236,823       61,343,290
                                    -------------    -------------

Plan Mergers                           20,421,979       27,418,119
Rollovers                               1,128,900        1,471,377
Distributions                         (45,315,732)     (53,611,378)
                                    -------------    -------------
Decrease in Net Assets
   Available for Plan Benefits        (53,088,810)      (6,846,426)

Net Assets Available for Benefits
   Beginning of period                507,541,288      514,387,714
                                    -------------    -------------
   End of period                    $ 454,452,478    $ 507,541,288
                                    =============    =============

The accompanying notes are an integral part of the financial statements.

(1)      Summary of Significant Accounting Policies

         Basis of Presentation:

         The accompanying statements prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America, present the Net Assets Available for Benefits and Changes in Net Assets Available for Benefits for the Dover Corporation Retirement Savings Plan (the "Plan").

         Generally, administrative expenses are paid by the Plan and such costs are included in the Net Depreciation in Fair Value of Investments recorded in the Statement of Changes in Net Assets Available for Benefits.

         Management of Trust Funds:

         American Express Trust Company (the "Trustee") has been granted authority by Dover Corporation's Pension Committee (the "Plan Administrator") to purchase and sell securities.

         The Trustee maintains investment funds as follows:

         - The Dover Stock Account (formerly the Dover Stock Fund) is authorized to invest primarily in Dover Corporation common stock and contains a nominal balance in money market instruments for liquidity purposes. This fund accepts shares of Dover common stock purchased through employee contributions and employer matching and other employer contributions during the plan year.

         - The Dover ESOP Stock Account invests primarily in shares of Dover Corporation common stock with a small percentage invested in money market instruments to provide liquidity. This fund holds shares of Dover common stock from the Dover Stock Account which were transferred effective May 1, 2002 and periodically thereafter.

         - The Dover Income Fund (Income Fund) invests primarily in the American Express ("AXP") Income Fund II, which is authorized to invest primarily in insurance and bank investment contracts. About 90% of the investments are made in stable contracts; the remaining 10% are invested in money market securities.

         - PIMCO Total Return Fund (Administrative Class) is an intermediate maturity bond portfolio, which seeks maximum current income and price appreciation, consistent with preservation of capital and prudent investment management.

         - The AXP Stock Fund (Equity Fund) is authorized to invest mainly in U.S. common stocks and bonds of blue chip U.S. companies representing almost every major sector of the economy.

         - The AXP Mutual Fund (Balanced Fund) is authorized to invest mainly in common stocks and fixed income securities, such as government and investment grade corporate bonds.

         - The AXP New Dimensions Fund (Growth Fund) is authorized to invest mainly in U.S. common stocks with significant growth potential due to superiority in technology, marketing and management.

         - The Templeton Foreign Fund is authorized to invest primarily in stocks and debt obligations of companies and governments outside the United States.

         - The AIM Constellation Fund is authorized to invest primarily in common stocks of medium-sized and smaller emerging growth companies.

         - The American Express Trust Long-Term Horizon Fund is authorized to invest in other collective investment funds to create a diversified portfolio with a moderate risk profile. The collective funds are primarily invested in stock of U.S. and foreign companies, convertible securities, short-term money market instruments and stock index futures contracts.

         - The American Express Trust Medium-Term Horizon Fund is authorized to invest in other collective investment funds to create a diversified portfolio with a conservative risk profile. The collective funds are primarily invested in corporate bonds, U.S. government securities, including U.S. Treasury Bonds, as well as common stock of domestic and foreign corporations.

         - The American Express Trust Short-Term Horizon Fund is authorized to invest in other collective investment funds to create a diversified portfolio with a conservative risk profile. The collective funds are primarily invested in bonds and debt obligations issued by U.S. and foreign corporations and the U.S. government.

         - The AET Equity Index I (Large Cap Blend) is authorized to invest primarily in common stocks, short-term money market instruments and stock index futures contracts. The fund's goal is to achieve a rate of return as close as possible to the return on the S&P 500 Index by investing primarily in some or all of the securities upon which the index is based.

         - Davis New York Venture Fund (Large Cap Value) is authorized to invest primarily in equities issued by companies with market capitalizations of at least $10 billion, though it may also hold securities of smaller companies.

         - Neuberger Berman Genesis Trust (Small Cap Value) is authorized to invest primarily in common stocks of companies with small market capitalization (up to $1.5 billion at time of purchase).

         - AET Emerging Growth II (Small Cap Growth) is authorized to invest primarily in equity securities of companies determined to have the potential for above average earnings growth, convertible securities, money market securities and stock index futures contracts.

         - Janus Worldwide (Global) is authorized to invest primarily in common stocks of foreign and domestic companies of issuers from at least five different countries, including the United States. The fund may at times invest in fewer than five countries or even a single country.

         The Plan Administrator may delegate the management of the Plan's assets to another investment manager if it deems it advisable in the future. Funds temporarily awaiting investment are placed in a short-term investment fund of the Trustee where they earn the prevailing market rate of interest.

         Investments:

         - Investments consisting of common shares in Dover Corporation are valued at the closing market price on the last business day of the Plan year based on quotations from national securities exchanges. Investments in registered mutual and collective funds are carried at the fair value of their underlying assets as of the last business day of the Plan year as determined by their respective investment managers.

         - Participant loans receivable are valued at cost, which approximates fair value.

         - Purchases and sales of investment securities are reflected on a trade-date basis. Gains and losses on sales of investment securities are determined on the average cost method.

         - Dividend income is recorded on the ex-dividend date. Interest income from other investments is recorded as earned.

         - The Plan presents in the Statement of Changes in Net Assets Available for Benefits, the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

         Use of Estimates in the Preparation of Financial Statements:

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimate and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         Risks and Uncertainties:

         The Plan provides for various investment options in any combination of stocks, bonds, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

         Payment of Benefits:

         Benefits are recorded when paid.

(2)      The Plan

         The following description of the Plan provides only general information. The provisions of the Plan are governed in all respects by the detailed terms and conditions contained in the Plan itself.

         The Plan is a defined contribution plan established to encourage and facilitate retirement savings and investment by eligible employees of Dover Corporation and its subsidiaries ("Dover").

         Effective as of May 1, 2002, the assets of the Plan that were invested in Dover Corporation stock were transferred to a separate account (Dover ESOP Stock Account), which constitutes an "Employee Stock Ownership Plan" (the "ESOP") under the Internal Revenue Code. The purpose of the transfer was to allow Plan participants the option to receive dividends in cash with respect to the stock held in the Dover ESOP Stock Account, which then allows Dover Corporation to deduct for Federal income tax purposes the dividends that are paid with respect to the stock in such account, regardless of whether participants actually receive the dividends in cash. Stock acquired under the Plan after April 30, 2002, will be held in a separate account (Dover Stock Account) in the Plan that does not meet the ESOP requirements of the Internal Revenue Code. Assets held in this separate account will be transferred periodically to the Dover ESOP Stock Account.

         Participating companies of Dover may participate in (i) the employee salary contribution and matching contribution features of the Plan,
         (ii) the profit-sharing contribution feature of the Plan, or (iii) both. Generally, all employees of such participating units who have reached age 21 and completed one year of service are eligible to participate in the Plan, except in the case of certain participating units whose employees are immediately eligible to join the Plan after attaining either age 18 or age 21. Employee salary contributions to the Plan are voluntary. Generally, a participant may elect to exclude from 1% to 50% in whole percentages of his or her compensation (the "Deferred Amount") from current taxable income through contributions to the Plan.

         The amount contributed is subject to applicable Internal Revenue Code limits, and the percentage of compensation contributed by highly compensated employees may be further limited to enable the Plan to satisfy nondiscrimination requirements. In addition, the Internal Revenue Code limits to $200,000 (as adjusted for future statutory changes) as the amount of compensation that may be taken into account under the Plan. Most Dover companies make matching contributions to the Plan equal to a percentage of the first 6% of such participants' compensation contributed to the Plan (the "Employer Matching Contribution"). At the discretion of an Employer's board of directors, an additional year-end Employer Matching Contribution may be made to the Plan on behalf of participants employed on the last day of the year. Basic and year-end matching contributions are subject to an aggregate limit on such contributions of 200% of the first 6% of each participant's compensation contributed to the Plan. All Employer-Matching contributions are initially invested in the Dover Stock Account. Participants are fully vested with respect to their salary contributions and Employer Matching Contributions, except for certain participating units whose employees are immediately eligible to join the Plan, in which case Employer Matching Contributions may be subject to a one year of service vesting requirement.

         In any Plan year in which a participant does not receive the maximum Employer Matching Contributions to which they are entitled, (due to periodic payroll - based limitations), the Employer will make a "true-up" or a year-end additional Employer Matching Contribution. To be entitled to a true-up contribution a participant must either be an active employee as of December 31 of the Plan year or his or her employment must have terminated during the Plan year due to death, permanent disability or retirement.

         An Employer may elect to make profit sharing contributions for a Plan year with respect to its employees who have satisfied the age and service requirements described above. Such contributions are allocated in proportion to the compensation of Participants who are employed by that Employer and are employees on the last day of the Plan year. A participant's profit-sharing account vests at the rate of 20% per year of service (except in the case of certain Employers, whose employees' profit-sharing contribution accounts are immediately vested). A participant's profit-sharing account becomes fully vested after five years, upon the attainment of age 65 while a Dover employee, in the event of his or her death or permanent disability while a Dover employee, or in the event the Plan is terminated.

         A participant's vested account balance in the Plan is distributable following the Participant's retirement, death, or other termination of employment.

         At December 31, 2002 and 2001, the forfeited nonvested accounts that were unallocated to participants totaled $322,928 and $280,862, respectively. These accounts will be used to reduce future Employer contributions.

         The Plan allows installment distribution payments in the case of fully vested participants who have attained age 55. The Plan does not permit withdrawals during a participant's active employment.

         A participant may apply for a loan at any time. A maximum of three loans per participant may be outstanding at any one time. Loans are repaid in equal installments through payroll deductions over a maximum of 30 years (for a principal residence loan) and a minimum of 1 year. The minimum a participant may borrow is $1,000, and the maximum amount is determined by the balance in the participant's vested account as of the Plan's valuation date preceding the loan request, in accordance with Department of Labor regulations, per the following schedule:

   Vested Account Balance                        Allowable Loan
   ----------------------                        --------------
less than or equal to $100,000       up to 50% of Vested Account Balance
more than $100,000                   $50,000

         In addition, no loan may be granted which exceeds $50,000 reduced by the highest outstanding balance of the participant. Current outstanding loans bear interest from 4.25% to 14.49%.

         Each participant has the right to direct the entire amount of his or her Plan account to be invested in one or more of the available investment funds in multiples of five percent. Each participant has the right during any business day to transfer all or any portion of the amount in his or her account (including the amount attributable to Employer Matching Contributions) among the investment funds. Participants are restricted from transferring all or a portion of their Plan accounts into the Dover ESOP Stock Account.

         Each Participant has the right to roll over into the Plan distributions from other qualified plans or conduit IRA's.

(3)      Investments

         The following investments represent 5 percent or more of the Plan's net assets.

                                                                    December 31,
                                                        -----------------------------------
                                                              2002               2001
                                                        -----------------------------------
Dover Corporation Common Stock Account *                 $  144,265,386     $   183,863,958

Dover Income Fund *                                          91,268,274          83,788,435

AXP New Dimensions Fund *                                    54,851,453          74,299,493

AXP Stock Fund *                                             35,410,535          46,951,114

* See item Summary of Significant Accounting Policies for descriptions of the above investments.

         The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

                                                                    December 31,
                                                        ----------------------------------
                                                               2002               2001
                                                        ----------------------------------
Dover Corporation Common Stock Fund                       $  (38,281,083)   $  (16,520,161)

Mutual Funds                                                 (39,660,384)      (35,105,139)

Collective Funds                                              (1,419,293)        2,370,830
                                                        ----------------------------------
                                                          $  (79,360,760)   $  (49,254,470)
                                                        ===================================

(4)      Related-Party Transactions

         Certain Plan investments are shares of mutual funds managed by American Express Trust Company. American Express Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

(5)      Federal Income Taxes

         Dover Corporation has previously received a tax qualification letter dated June 6,1997 from the Internal Revenue Service stating that the Plan qualifies under the provisions of Section 401 of the Internal Revenue Code, and that its related trust is exempt from Federal income taxes. The Plan has been amended since receiving the determination letter and a request for an updated determination letter is pending before the Internal Revenue Service. Dover Corporation and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Internal Revenue Code.

(6)      Plan Termination

         Although it has not expressed any intent to do so, Dover Corporation has the right under the Plan to discontinue all contributions at any time and to terminate the Plan, subject to the provisions of the Plan and the Internal Revenue Code. In the event of termination, participants will become 100% vested in their accounts.

(7)      Plan Mergers

         All of the following mergers and those described under Note 8 "Subsequent Events" involve companies, which are indirect, wholly - owned subsidiaries of Dover Corporation.

         On January 1, 2002 assets amounting to $2,208,821 were merged into the Plan from the Hydro-Cam Engineering Company Profit Sharing Plan and Trust. Hydro-Cam employees began participating in the Plan on January 1, 2002.

         On March 1, 2002 assets amounting to $1,358,745 were merged into the Plan from the Hydro Systems Company Retirement Savings Plan. Hydro Systems employees began participating in the Plan on March 1, 2002.

         On March 1, 2002 assets amounting to $161,371 were merged into the Plan from the Colgate South Salary Savings Plan, which was sponsored by Kurz-Kasch, Inc. Colgate South employees began participating in the Plan on January 1, 2002.

         On March 15, 2002 assets amounting to $11,871,647 were merged into the Plan from the Vectron Laboratories Inc. Profit Sharing Plan and Trust. Vectron International Norwalk employees were already participating in the Plan by making salary deferrals under the Plan's 401(k) feature.

         On May 1, 2002 assets amounting to $3,765,847 were merged into the Plan from the Kurz-Kasch, Inc. Second Amended and Restated Profit-Sharing Plan Effective 1/1/89. Kurz-Kasch employees began participating in the Plan on January 1, 2002.

         On May 15, 2002 assets amounting to $943,208 were merged into the Plan from the CPI Products Inc. Employees 401(k) Profit Sharing Plan. CPI employees began participating in the Plan on May 15, 2002.

         On January 1, 2001 assets amounting to $15,799,173 were merged into the Plan from the Crenlo, Inc. Salaried Employees Profit Sharing and 401(k) Plan. Crenlo employees began participating in the Plan on September 1, 2000.

         On January 1, 2001 assets amounting to $388,752 were merged into the Plan from the Cook Manley Profit Sharing Plan. Cook Manley employees began participating in the Plan on January 1, 2001.

         On January 1, 2001 assets amounting to $2,041,765 were merged into the Plan from the TNI, Inc. Profit Sharing Plan. DT Magnetics, Inc. - Raleigh Division (formerly TNI, Inc.) employees began participating in the Plan on January 1, 2001.

         On January 1, 2001 assets amounting to $246,734 were merged into the Plan from the Provacon 401(k) Retirement Plan. Provacon employees began participating in the Plan on October 1, 2000.

         On January 1, 2001 assets amounting to $180,082 were merged into the Plan from the C&H Manufacturing, Inc. 401(k) Plan. C&H Manufacturing employees began participating in the Plan on January 1, 2001.

         On February 1, 2001 assets amounting to $3,800,331 were merged into the Plan from the Preco Turbine & Compressor Services, Inc. Profit Sharing Plan. Preco Turbine employees began participating in the Plan on January 1, 2001.

         On June 1, 2001 assets amounting to $863,227 were merged into the Plan from the Cinox Corporation 401(k) Plan. The Cinox facility is now part of Vectron International Norwalk, Inc. The Cinox Facility employees began participating in the Plan on December 1, 2000.

         On September 1, 2001 assets amounting to $1,743,315 were merged into the Plan from the GFS Manufacturing Company, Inc. 401(k) Plan. DT Magnetics, Inc. - New Hampshire Division (formerly GFS Manufacturing Company Inc.) employees began participating in the Plan on September 1, 2001.

         On October 1, 2001 assets amounting to $2,022,793 were merged into the Plan from the Hydromotion, Inc. 401(k) Pension Plan. Hydromotion, Inc. employees began participating in the Plan on October 1, 2001.

 (8)     Subsequent Events

         On April 1, 2003, assets amounting to $79,587,404 were merged into the Plan from the Universal Instruments Corporation Profit Sharing Plan. Universal employees were already participating in the Dover Corporation Retirement Savings Plan under the salary deferral and matching contribution features.

         On May 1, 2003, assets amounting to $1,245,690 were merged into the Plan from the Somero Enterprises, Inc. 401(k) Plan. Somero employees began participating in the Plan on May 1, 2003.

                    DOVER CORPORATION RETIREMENT SAVINGS PLAN
              SCHEDULE 1 - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                             AS OF DECEMBER 31, 2002

(a)                (b)                                               (c)                                  (d)             (e)
       Identity of issuer, borrower           Description of investment, including maturity date,
         Lessor or similar party              rate of interest, collateral par or maturity value          Cost         Fair Value
*      Dover Corporation Common Stock
       Account, 4,538,917 shares              Common Stock Fund                                     $   164,789,424  $  144,265,386

*      AXP Stock Fund                         Mutual Funds                                               58,441,062      35,410,535
*      AXP New Dimensions Fund                Mutual Funds                                               85,218,762      54,851,453
*      Templeton Foreign Fund                 Mutual Funds                                                8,878,046       7,474,479
*      Aim Constellation Fund                 Mutual Funds                                               31,247,458      16,969,164
*      AXP Mutual Fund Y                      Mutual Funds                                               18,472,125      12,311,082
*      Davis New York Venture Fund            Mutual Funds                                                6,512,281       5,505,283
*      Neuberger Berman Genesis Trust         Mutual Funds                                               14,924,787      14,004,645
*      Janus Worldwide                        Mutual Funds                                                4,014,416       3,009,319
*      Pimco Total Return Fund                Mutual Funds                                               10,462,110      10,559,133

*      Dover Income Fund                      Collective Funds                                           84,658,249      91,268,275
*      American Express Trust Long-Term
       Horizon Fund                           Collective Funds                                           12,096,579       9,726,401

*      American Express Trust Medium-Term
       Horizon Fund                           Collective Funds                                            8,408,664       7,833,108
*      American Express Trust Short-Term
       Horizon Fund                           Collective Funds                                            4,786,993       4,761,646
*      AET Equity Index I                     Collective Funds                                            5,788,050       4,588,599
*      AET Emerging Growth II                 Collective Funds                                            2,870,534       2,531,828

*      Loan Fund, Interest rate varies from
       4.25% to 14.49% maturity dates vary    Loans                                                      21,476,960      21,427,588
       from 1/1/2003 to 6/22/2032
*    Denotes party-in-interest

                                  EXHIBIT INDEX

99.1     Certificate Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, signed and dated by Thomas L. Reece and Robert G. Kuhbach as of June 18, 2003.

                                    SIGNATURE

                  Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

                                              DOVER CORPORATION
                                              RETIREMENT SAVINGS PLAN

Dated: June 18, 2003                          By: /s/ Joseph Schmidt
                                                  ------------------------------
                                                  Joseph Schmidt, Vice President
                                                  General Counsel, Secretary
                                                  and Member of the Pension
                                                  Committee (Plan Administrator)

                                                                              14

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